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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8- 45459

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Wall Street Strategies, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

362 North Main Street
(No. and Street)

Huron	OH	44839
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garry N. Savage, Sr. — (419) 433-5291 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garry N. Savage, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Strategies, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET STRATEGIES, INC.
Financial Statements
and
Supplemental Schedules Pursuant to SEC Rule 17a-5

December 31, 2013

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

WALL STREET STRATEGIES, INC.
Financial Statements
and
Supplemental Schedules Pursuant to SEC Rule 17a-5

December 31, 2013

Wall Street Strategies, Inc.
TABLE OF CONTENTS
December 31, 2013

ANNUAL AUDITED FOCUS REPORT FACING PAGE 1-2

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS 3-4

FINANCIAL STATEMENTS

Statement of Financial Condition 5

Statement of Income 6

Statement of Changes in Stockholder's Equity 7

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 8

Statement of Cash Flows 9

Notes to Financial Statements 10-13

SUPPLEMENTARY INFORMATION

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 14-15

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 16

Independent Auditor's Report on Internal Control 17-18

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Wall Street Strategies, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Wall Street Strategies, Inc. ("the Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Strategies, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Sanville + Company

Abington, Pennsylvania
February 27, 2014

Wall Street Strategies, Inc.
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	12,773
Commissions receivable		20,854
Investments, at fair value		14,127
Other assets		1,288
Total assets	$	49,042
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	6,265
Accounts payable and accrued expenses		959
Total liabilities		7,224
Stockholder's Equity:		
Common stock, $.01 par value, authorized - 10,000 shares, issued and outstanding - 6,000 shares		23,280
Additional paid-in capital		220,196
Accumulated deficit		(201,658)
Total stockholder's equity		41,818
Total liabilities and stockholder's equity	$	49,042

The accompanying notes are an integral part of these financial statements.

Wall Street Strategies, Inc.

Statement of Income

For the Year Ended December 31, 2013

Revenue		
Commissions	$	791,275
Interest		1,223
Total revenue		792,498
Expenses		
Commissions		813,733
Regulatory fees and expenses		11,190
Professional fees		22,550
Other expenses		19,540
Total expenses		867,013
Income (loss) before taxes		(74,515)
Income tax expense (benefit)		-
Net loss	$	(74,515)

The accompanying notes are an integral part of these financial statements.

Wall Street Strategies, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances at January 1, 2013	750	$ 23,280	$ 220,196	$ (127,143)	$ 116,333
Net income	-	-	-	(74,515)	(74,515)
Balances at December 31, 2013	750	$ 23,280	$ 220,196	$ (201,658)	$ 41,818

The accompanying notes are an integral part of these financial statements.

Wall Street Strategies, Inc.
Statement of Changes in Liabilites Subordinated to Claims of General Creditors
For the Year Ended December 31, 2013

Subordinated borrowings at January 1, 2013	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2013	$ -

The accompanying notes are an integral part of these financial statements.

Wall Street Strategies, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows provided by operating activities:		
Net income	$	(74,515)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Commissions receivable		103,239
Investments		(1,223)
Other assets		(1,276)
Increase (decrease) in liabilities:		
Commissions payable		(25,622)
Accounts payable and accrued expense		(416)
Accrued income taxes		(8,050)
Net cash provided by operating activities		(7,863)
Net decrease in cash		(7,863)
Cash and cash equivalents at beginning of year		20,635
Cash and cash equivalents at end of year	$	12,772
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	13,904

The accompanying notes are an integral part of these financial statements.

1. Organization

Wall Street Strategies, Inc. ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the state of Ohio. The Company specializes in agency transactions and investment advisory services and like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date.

Cash and cash equivalents – The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

At times during the year, the Company's cash accounts may exceed the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Receivables and Credit Policies - Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments with 30 days.

Commissions receivable, net of trading, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all receivable balances that exceed 30 days from the invoice date. Any amounts deemed not collectible are written off. Management estimates an allowance for the remaining commissions receivable based on historical collectability. In the opinion of management at December 31, 2013, all receivables were considered collectible and no allowance was necessary.

Income taxes – Income taxes are provided for in accordance with FASB ASC 740, Income Taxes, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying mounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the settlement date. The Company records a valuation allowance when it concludes that it is more likely than not that the deferred tax assets will not be realized.

2. Summary of Significant Accounting Policies (Continued)

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Fair Value of Assets Measuring on a Recurring Basis - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Fixed income securities are valued at purchase price plus accrued interest. There is not an active market on which the individual securities are traded.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2013:

Securities Owned:	Level 1	Level 2	Level 3	Total
Debenture security	$ 0	$ 0	$ 14,127	$ 14,127
	$ 0	$ 0	$ 14,127	$ 14,127

2. Summary of Significant Accounting Policies (Continued)

There were no transfers in or out of Level 3 investments during the year ended December 31, 2013.

The following table sets forth a summary of the changes in the fair value of the Company's level 3 investments for the year ended December 31, 2013:

		Investments
Balance beginning year	$	12,904
Additional investment		1,223
Balance end of year	$	14,127

The valuation technique utilized for fair valuation of the investment was similar sales.

Subsequent events - Management has evaluated the impact of all subsequent events through February 27, 2014, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Related Party Transactions

The Company is a party to an annual expense sharing agreement with an affiliate, whereby the affiliate will assume costs related to the use of facilities and copying services for the benefit of the Company. Management believes that these amounts are not material to the financial statements.

4. Federal Income Taxes

The Company has elected to file a consolidated income tax return with an affiliated entity. In addition, these parties have a tax sharing agreement. The aggregate amount of current and deferred income tax expense for the year ended December 31, 2013 was as follows:

Current federal tax	$	-
Current state tax		-
Deferred tax		-
Total income tax expense	$	-

There are no tax-related balances due to or from the affiliate as of December 31, 2013 current and deferred tax expense for the Company is determined based upon provisions of the tax sharing agreement.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of, and during the year ended December 31, 2013, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2010.

5. Computation for Determination of Reserve Requirements

The Company acts as an introducing broker or dealer and will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013 the Company had net capital of $12,997 which was $7,997 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.56 to 1.

Wall Street Strategies, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Schedule I

COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$	41,818
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		41,818
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable		13,406
Investment		14,127
Other assets		1,288
Total non-allowable assets		28,821
Net Capital	$	12,997
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Commissions payable	$	6,265
Accounts payable and accrued expenses		959
Total aggregate indebtedness	$	7,224
Percentage of aggregate indebtedness to Net Capital		56%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Wall Street Strategies, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013 — Schedule I (continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $7,224)	$	482
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	7,997
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	6,997

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Wall Street Strategies, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of
Wall Street Strategies, Inc.

In planning and performing our audit of the financial statements of Wall Street Strategies, Inc. (the Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville + Company

Abington, Pennsylvania
February 27, 2014